Derek Dostal +1 212 450 4322 derek.dostal@davispolk.com	Davis Polk & Wardwell llp 450 Lexington Avenue New York, NY 10017 davispolk.com

January 21, 2022

Re:	Highland Transcend Partners I Corp. Amendment No. 2 to Registration Statement on Form S-4 Filed January 10, 2022 File No. 333-260452
U.S. Securities and Exchange Commission Division of Corporation Finance Office of Trade & Services 100 F Street, N.E. Washington, D.C. 20549
Attn:	Cara Wirth Mara Ransom Scott Stringer Adam Phippen

Ladies and Gentlemen:

On behalf of our client, Highland Transcend Partners I Corp. (the “Company”), this letter sets forth the Company’s responses to the comments provided by the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission relating to the Company’s Amendment No. 2 to Registration Statement on Form S-4 (the “Registration Statement”) contained in the Staff’s letter dated January 14, 2022 (the “Comment Letter”). In response to the comments set forth in the Comment Letter, the Company has revised the Registration Statement and is filing Amendment No. 3 to the Registration Statement on Form S-4 (the “Amended Registration Statement”) together with this response letter. The Amended Registration Statement also contains certain additional updates and revisions.

For the convenience of the Staff, each comment from the Comment Letter is restated in italics prior to the response to such comment. All references to page numbers and captions (other than those in the Staff’s comments) correspond to pages and captions in the Amended Registration Statement.

Amendment No. 2 to Registration Statement on Form S-4 Filed January 10, 2022

U.S. Federal Income Tax Considerations, page 290

1.	We note your response to comment 8. Please advise whether the tax consequences of the Business Combination as a whole is material to investors. To the extent such transaction is material to investors, please include a tax opinion from counsel that addresses the tax consequences. Refer to Item 4(a)(6) of Form S-4, Section III.A of Staff Legal Bulletin 19, and Item 601(b)(8) of Regulation S-K.

Response:

The Company respectfully acknowledges the Staff’s comment and understands that the reference to the “tax consequences of the Business Combination” in the Staff’s comment refers to the tax consequences of the Blocker Mergers (as defined in the proxy statement/prospectus) specifically. As to the tax consequences of the business combination (as defined in the proxy statement/prospectus) more broadly, in connection with the Amended Registration Statement, Davis Polk & Wardwell LLP, as counsel to Highland Transcend Partners I Corp., has submitted an opinion as Exhibit 8.1 as to the domestication (as defined in the proxy statement/prospectus) and other material tax consequences of the business combination transactions (such as exercise of a redemption right in respect of Highland Transcend shares) that are applicable to the Highland Transcend shareholders. The tax consequences of the Blocker Mergers have no material effect on Highland Transcend or its current investors. Accordingly, the material tax consequences of the business combination to current Highland Transcend investors have been disclosed.

In connection with the filing of the Amended Registration Statement, Picasso Merger Sub IV, LLC, GPI Capital Gemini HoldCo LP, and GPI Capital Gemini LLC and the parties to the original agreement and plan of merger, dated as of September 8, 2021 have entered into the Second Amendment to Agreement and Plan of Merger, included as Annex A2 to the proxy statement/prospectus, pursuant to which the term “Blocker Mergers” are deemed to refer to three separate blockers that will be merged into a subsidiary of Highland Transcend. Two of the blockers being merged in two of the Blocker Mergers are affiliates of Carlyle Partners VII, L.P., and are beneficially owned by tax-exempt entities and non-U.S. persons. These beneficial owners would not incur any U.S. federal income tax if the Blocker Mergers do not qualify as tax-free reorganizations. This Second Amendment to Agreement and Plan of Merger adds a third Blocker Merger involving GPI Capital Gemini LLC, a Delaware limited liability company, that is a blocker managed by GPI Capital and is beneficially owned by U.S. taxable and non-U.S. investors (this third Blocker Merger, the “GPI Blocker Merger”). In connection with the execution of the Second Amendment to Agreement and Plan of Merger that joins this GPI blocker and its sole equityholder, GPI Capital Gemini HoldCo LP as parties to the merger agreement (as defined in the proxy statement/prospectus), the merger agreement has been further amended to remove from the description of the intended tax treatment any discussion regarding the tax treatment of any of the Blocker Mergers. With the proposed edits to the merger agreement, there is no statement regarding the applicability of Code Section 368 to any of the Blocker Mergers and no agreement among the parties regarding the tax consequences of any of the Blocker Mergers. GPI Capital was not a party to the original agreement and plan of merger, dated as of September 8, 2021, and will only become a party to the amended merger agreement that expresses no plan or intention for any of the Blocker Mergers to qualify as tax-free reorganizations under Section 368 of the Code. GPI Capital is, therefore, not relying on any statements as to the tax treatment of any of the Blocker Mergers as it enters into the amended merger agreement effecting the GPI Blocker Merger. Moreover, GPI Capital has made an independent determination to undertake the GPI Blocker Merger and has informed us that it would have made this determination regardless of whether the GPI Blocker Merger is a taxable or tax-free transaction.

In addition, in connection with the Staff’s comment, the Company has included additional disclosure on pages 190-194 of the Amended Registration Statement to disclose the material tax consequences of the Blocker Mergers to the blocker owners. The added disclosure provides that there is some uncertainty as to whether any of the Blocker Mergers qualify as tax-free reorganizations, and discloses the tax consequences to the relevant blocker owners if the Blocker Mergers do or do not qualify as tax-free reorganizations. Neither the Company nor Packable has provided any assurances or indications that any of the Blocker Mergers qualify as tax-free reorganizations, and we have disclosed the material tax consequences to the blocker owners in both alternatives. We do not believe that an opinion as to the tax characterization of any of the Blocker Mergers is material or relevant because the beneficial owners of the Carlyle-managed blockers are indifferent as to the U.S. federal income tax consequences of the Blocker Mergers, and because GPI has requested to complete the GPI Blocker Merger without any statements, representations or assurances from the Company or Packable as to tax characterization of the GPI Blocker Merger and has represented that it would have so requested regardless of the tax characterization of the GPI Blocker Merger.

Certain Packable Relationships and Related Party Transactions

Other Transactions, page 531

2.	We note that in January 2022, Packable entered into a standard exclusive retail agreement with a brand that is partially owned by the spouse of Jay Sammons, one of Packable’s directors. We understand that no payments have been made under such retail agreement. To the extent known, please revise to disclose the approximate dollar value of the amount involved in the transaction and the approximate dollar value of the amount of the related person’s interest in the transaction. Please refer to Item 404(a) of Regulation S-K.

Response:	The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 327-328 of the Amended Registration Statement accordingly.

Please do not hesitate to contact me at (212) 450-4322 or derek.dostal@davispolk.com if you have any questions regarding the foregoing or if we can provide any additional information.

Very truly yours,

/s/ Derek Dostal

Derek Dostal

cc

Ian Friedman, Chief Executive Officer, Highland Transcend Partners I Corp.

Michael Davis, Davis Polk & Wardwell LLP

Lee Hochbaum, Davis Polk & Wardwell LLP

Sacha Ross, Cooley LLP

David I. Silverman, Cooley LLP

Nicolas H.R. Dumont, Cooley LLP

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